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13012521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8-46982

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01·01·12 AND ENDING 12·31·12

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Hamilton Cavanaugh Investment Brokers, Inc.*

DBA: HAMILTON CAVANAUGH & ASSOCIATES . INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

661   N. BROADWAY

(No. and Street)

WHITE PLAINS   NY   10603

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATTHEW SAMPSON   914·761·6110

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CAPUTO & BONCARDO CPAs P.C.

(Name – if individual, state last, first, middle name)

538 WESTCHESTER AVE.   RYE BROOK   NY   10573

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___JOHN HAMILTON___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___HAMILTON CAVANAUGH & ASSOCIATES . INC.___ , as of ___DECEMBER 31___ , 20_12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

___PRESIDENT, REGISTERED PRINCIPAL___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



C&B CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA   Antonio Braccia, CPA
Nicholas J. Boncardo, CPA   Vincent D. Caputo

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

>   1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

>   2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAS P.C.
Rye Brook, New York
February 6, 2013



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Hamilton Cavanaugh & Associates, Inc.

In planning and performing our audit of the financial statements of Hamilton Cavanaugh & Associates, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (the "SEC"); we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and the other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo, CPAs P.C.

Caputo & Boncardo, CPAS P.C.
Rye Brook, New York
February 6, 2013



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA

Antonio Braccia, CPA

Nicholas J. Boncardo, CPA

Vincent D. Caputo

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Hamilton Cavanaugh & Associates, Inc.
661 North Broadway
White Plains, New York 10603

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Hamilton Cavanaugh & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Hamilton Cavanaugh & Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Hamilton Cavanaugh & Associates, Inc.'s management is responsible for the Hamilton Cavanaugh & Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including cancelled checks and bank statements of Hamilton Cavanaugh & Associates, Inc., noting no differences.
2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Caputo & Boncardo CPAs P.C.

Caputo & Boncardo, CPAs, P.C.
Rye Brook, New York
February 6, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 046982   FINRA   DEC
> HAMILTON CAVANAUGH INVESTMENT   12*12
> HAMILTON CAVANAUGH & ASSOCIATES INC
> 661 N BROADWAY
> WHITE PLAINS NY 10603-2406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 11.908.92

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (5.667.55   )

                    Date Paid
   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   6.241.37

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 6.241.37

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ 6.241.37   CC-1

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number): _____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HAMILTON CAVANAUGH & ASSOCIATES INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the **17** day of **JANUARY**, 20**13**.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEW

Dates: _____ _____ _____
          Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,763,566

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

    (2) Net loss from principal transactions in securities in trading accounts.   _____

    (3) Net loss from principal transactions in commodities in trading accounts.   _____

    (4) Interest and dividend expense deducted in determining item 2a.   _____

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

    (7) Net loss from securities in investment accounts.   _____

        Total additions   4,763,566

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

    (2) Revenues from commodity transactions.   _____

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

    (4) Reimbursements for postage in connection with proxy solicitation.   _____

    (5) Net gain from securities in investment accounts.   _____

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    _____   _____

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)   _____

        Total deductions   _____

2d. SIPC Net Operating Revenues $ 4,763,566

2e. General Assessment @ .0025 $ 11,908.92

        (to page 1, line 2.A.)

2



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

Independent Accountant's Report on Applying Agreed-Upon Procedures in Evaluating the Anti Money Laundering Procedures of Hamilton Cavanaugh & Associates, Inc.

The Management of Hamilton Cavanaugh & Associates, Inc.

We have performed the procedures enumerated below, which were agreed to by the management of Hamilton Cavanaugh & Associates, Inc., solely to assist you in evaluating the Anti Money Laundering procedures currently in place of Hamilton Cavanaugh & Associates, Inc. for the year ended December 31, 2012. The management of Hamilton Cavanaugh & Associates, Inc. is responsible for the adequacy of its Anti Money Laundering procedures. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

1. We have selected and reviewed several months of bank deposit slips to ascertain if customer checks or currency have been deposited in Company accounts (specifically February, April, August and December of 2012) and have initialed them accordingly.
2. We have reviewed the check log for the year ended December 31, 2012 and associated files to ascertain that no client payments were made with "bearer" instruments, travelers checks or currency either domestic or foreign and have so initialed the respective checks. We have noted that a line for transmission information (date and courier receipt number) as noted in management's previous review was substituted for a copy referencing the date and courier receipt number being attached to the check log. We feel that this procedure is satisfactory.
3. We have engaged in conversations with senior staff to assure that individual investors, to whom Hamilton Cavanaugh & Associates, Inc. employees were suggesting investments, were known to Company staff, and that these investors evidenced an ability to afford the products offered.
4. We have reviewed a number of the FINCEN 314a requests to verify that Company staff noted that there were no positive matches and have asked that the date of the "match review" continue to be noted in the future, so that we can determine that the review is being performed timely.

We have reviewed the Anti Money Laundering procedures currently in place and find them to be adequate for the size and scope of the business activities of Hamilton Cavanaugh & Associates, Inc.

This report is intended solely for the information and use of the management of Hamilton Cavanaugh & Associates, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

Caputo • Boncardo, CPAs P.C.

Caputo & Boncardo, CPAs P.C.
Rye Brook, New York
February 6, 2012

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

CAPUTO & BONCARDO, CPAs, P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON)

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.

CONTENTS

CAPUTO & BONCARDO, CPAs P.C.



CAPUTO & BONCARDO CPAs PC

CERTIFIED PUBLIC ACCOUNTANTS

538 Westchester Avenue • Rye Brook, New York 10573
Telephone: (914) 937-0880 • Fax: (914) 935-0582 • E-mail: cbcpas.org

Rocco Caputo, CPA
Nicholas J. Boncardo, CPA

Antonio Braccia, CPA
Vincent D. Caputo

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder and Directors
Hamilton Cavanaugh & Associates, Inc.
White Plains, New York

We have audited the accompanying statement of financial condition of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2012 and 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Cavanaugh & Associates, Inc. as of December 31, 2012 and 2011, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but page 9 is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Caputo Boncardo, CPAs P.C.

CAPUTO & BONCARDO, CPAs P.C.
Rye Brook, New York
February 6, 2013

- 1 -

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
CURRENT ASSETS:		
Cash	$ 663,947	$ 782,244
Accounts receivable	38,899	22,452
Prepaid expenses and employee loans	75,271	60,086
Total current assets	778,117	864,782
PROPERTY AND EQUIPMENT:		
Equipment	729,102	618,343
Less accumulated depreciation	447,941	389,564
	281,161	228,779
OTHER ASSETS:		
Deposits	1,000	1,000
Total Assets	$1,060,278	$1,094,561

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 180,402	$ 247,798
Total current liabilities	180,402	247,798
Total liabilities	180,402	247,798
STOCKHOLDERS' EQUITY:		
Common stock-no par value, 200 shares authorized, issued and outstanding	16,000	16,000
Retained earnings	863,876	830,763
Total stockholders' equity	879,876	846,763
Total Liabilities and Stockholders' Equity	$1,060,278	$1,094,561

See report of independent registered public accounting
firm and notes to financial statements.

- 2 -

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue:		
Gross commissions	$4,287,854	$4,720,838
Less: Commissions paid	(18,736)	(24,604)
Net commissions	4,269,118	4,696,234
Operating expenses	4,036,051	3,997,310
Income before other income	233,067	698,924
Other income:		
Service fees	471,332	67,594
Other income	4,379	-
	475,711	67,594
Income before income taxes	708,778	766,518
Income taxes	340	-
Net income	$ 708,438	$ 766,518

See report of independent registered public accounting
firm and notes to financial statements.

- 3 -

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012		
	Capital Stock	Retained Earnings	Total
Balance, January 1, 2012	$16,000	$ 830,763	$ 846,763
Net income	-	708,438	708,438
Dividends paid	-	(675,325)	(675,325)
Balance, December 31, 2012	$16,000	$ 863,876	$ 879,876

	2011		
	Capital Stock	Retained Earnings	Total
Balance, January 1, 2011	$16,000	$ 683,305	$ 699,305
Net income	-	766,518	766,518
Dividends paid	-	(619,060)	(619,060)
Balance, December 31, 2011	$16,000	$ 830,763	$ 846,763

See report of independent registered public accounting
firm and notes to financial statements.

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CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 708,438	$ 766,518
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation	60,094	63,906
(Increase) decrease in operating assets:		
Accounts receivable	(16,447)	10,299
Prepaid expenses	(15,185)	(2,013)
Deposits		(500)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(67,396)	79,706
Net cash provided by operating activities	669,504	917,916
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(112,476)	(112,523)
Dividends paid	(675,325)	(619,060)
Net cash (used in) investing activities	(787,801)	(731,583)
Net increase (decrease) in cash	(118,297)	186,333
Cash, January 1,	782,244	595,911
Cash, December 31,	$ 663,947	$ 782,244
Supplemental Disclosures:		
Income taxes	$ 340	$ 9

See report of independent registered public accounting
firm and notes to financial statements.

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CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1. ORGANIZATION OF COMPANY

Hamilton Cavanaugh & Associates, Inc, a New York State corporation, acts as a direct participation program general securities broker. The Company is engaged in the sale of variable annuities and mutual funds.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenue is recognized when earned and expenditures are recognized when incurred.

Cash and equivalents

For purposes of reporting cash flows, the Company considers cash and equivalents to include money market accounts, and treasury bills with maturities of three months or less.

Property, equipment and depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using straight-line and accelerated methods over the estimated useful lives of the related assets.

Income taxes

The Corporation's stockholder elected S corporation status on November 1, 2001 for Federal and New York State income tax purposes. The Corporation's income or loss is treated, for income tax purposes, substantially as if the corporation was a partnership and is reportable on the stockholder's individual income tax returns. For Federal income tax purposes, a provision for income taxes is not required. The Corporation is subject to a build-in gains tax on disposal of property and equipment and other assets that were purchased prior to November 1, 2001.

Investments

Investments are stated at market value except mortgages and real estate which are stated at cost. Net appreciation (depreciation) in the fair value of investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is shown in the statement of activities, and are included in other income.

Fair value of financial instruments

Management believes the Company's carrying value of its financial instruments is a reasonable estimate of their fair value.

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CAPUTO & BONCARDO, CPAs P.C.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Exchange Commission Rule 15c3-3 exemption:

The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2012 and 2011. All transactions are cleared through another broker-dealer on a fully disclosed basis.

Advertising Costs:

Advertising costs are expensed as incurred. Advertising expense totaled $6,685 and $6,376 for the years ended December 31, 2012 and 2011, respectively.

NOTE 3. RELATED PARTY TRANSACTIONS

The officer and stockholder of Hamilton Cavanaugh & Associates, Inc. is also the stockholder and member of affiliated companies.

The Company rents office space under an annual lease agreement, in a building owned by Hamilton Cavanaugh, LLC., a related company. Rent expense paid to the related company for the years ended December 31, 2012 and 2011 was $180,000.

NOTE 4. CASH AND CASH EQUIVALENTS

At various times during the year, the Company had balances in its operating accounts which were in excess of FDIC insurance limits. At December 31, 2012 and 2011, the bank balances were in excess of FDIC insurance limits by approximately $413,947 and, $532,244, respectively.

NOTE 5. RENTAL OF STORAGE SPACE

The Company also rented storage space under a month to month basis, from a non-related party. In addition to the month to month lease, the Company rents other facilities as needed on a short term basis. These leases are always under a year in length. Rent expense for the years ended December 31, 2012 and 2011 were $3,000.

CAPUTO & BONCARDO, CPAs P.C.

HAMILTON CAVANAUGH & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 6. EQUIPMENT LEASE

The Company leases office equipment. Under the terms of the leases the future minimum annual rental payments required at December 31, 2012 are as follows:

Year Ending December 31	Amount
2013	21,022
2014	21,022
2015	21,022
2016	12,689
2017	8,949
	$ 84,704

Rental expense for the leases for the years ended December 31, 2012 and 2011 was $27,549 and $29,909, respectively.

NOTE 7. NET CAPITAL REQUIREMENT

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000. Customer funds and/or securities are not handled by Hamilton Cavanaugh & Associates, Inc. As of December 31, 2012, Hamilton Cavanaugh & Associates, Inc. had $522,444 net capital.

NOTE 8. RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all eligible employees. Employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Company as determined by management at the end of each year. The Company's discretionary contributions for the years ended December 31, 2012 and 2011 were $80,391 and $60,482, respectively.

NOTE 9. SUBSEQUENT EVENTS

Hamilton Cavanaugh & Associates, Inc. has evaluated the effects of events that have occurred subsequent to December 31, 2012 and through February 6, 2013, the date Hamilton Cavanaugh & Associates, Inc. issued its statement of financial condition. During this period, there have been no material events that would require recognition in Hamilton Cavanaugh & Associates, Inc. 2011 financial statements to be disclosed in the notes to financial statements.

SUPPLEMENTAL INFORMATION

HAMILTON CAVANAUGH AND ASSOCIATES, INC.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

Net capital:
  Stockholder's equity qualified $ 879,876

Non-allowable assets:
  Property and equipment, net   281,161
  Prepaid expenses   75,271
  Security deposits   1,000

    Total non-allowable assets: 357,432

Net capital before haircuts on security
 positions   522,444

Net capital   522,444

Minimum dollar net capital required: $ 5,000

Minimum net capital required:
  A.I. Liabilities from statement of
    of financial condition   180,402
  Required minimum net capital
    required percentage   6.67%

  Required minimum net capital required   12,027

Net capital in excess of requirement $ 510,418

Net capital in excess of 10% of A.I. Liabilities $ 504,404

No material discrepancies exist between the above computation and the computation
included in the Company's corresponding unaudited Form X-17A-5 Part 11A Filing.

See report of independent registered public accounting
 firm and notes to financial statements.

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HAMILTON CAVANAUGH & ASSOCIATES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Officer's compensation	$1,110,077	$1,156,501
Employee compensation	1,399,284	1,313,981
Payroll taxes	143,279	136,233
Retirement plan	80,391	60,482
Outside consultants	-	-
Rent	180,000	180,000
Insurance	104,339	87,330
Health insurance and medical	97,713	79,698
Advertising	6,685	6,376
Business gifts	7,912	6,336
Professional fees	97,940	137,355
Computer consulting and maintenance	79,712	81,969
Automobile expense	20,550	21,895
Travel and lodging expense	123,222	111,752
Client promotion and sponsorships	190,353	177,809
Equipment rental and storage	29,265	32,909
Office expense	42,516	50,655
Office maintenance and repairs	911	2,674
Postage and shipping	19,610	16,826
Telephone	41,056	42,926
Marketing	44,297	76,270
Rubbish removal	3,638	3,769
Dues and subscriptions	6,177	6,125
Registration and membership fees	11,436	12,665
Temporary help	27,085	21,822
Continuing education and training	5,710	5,831
Seminars	6,544	-
Depreciation	60,094	63,906
Donations	94,680	98,715
Miscellaneous	1,575	4,500
	$4,036,051	$3,997,310

See report of independent registered public accounting
 firm and notes to financial statements.

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CAPUTO & BONCARDO, CPAs P.C.